November 1, 2023 Exhibit 19

Church & Dwight Co., Inc.

POLICY ON

TRADING IN Church & Dwight Co., Inc. SECURITIES

BY DIRECTORS, OFFICERS AND

OTHER EMPLOYEES

The Common Stock of Church & Dwight Co., Inc. (the “Company”) is publicly traded, and therefore all directors and employees of the Company must understand and scrupulously observe the laws and rules prohibiting what is commonly referred to as “insider trading.” This Policy also affects members of your family as well as your friends and associates.

At the outset, it should be made clear that an investment in the Company’s publicly traded securities by directors and employees is encouraged. It is also important to advise you of certain restrictions on purchases or sales as required under the securities laws. Please note that this Policy is directed principally only to insider trading, points out only the more common problems relevant to that subject and does not attempt to address all of the prohibitions and restrictions under the securities laws that may be applicable to transactions in securities by a director or employee of the Company or his or her relatives. Specific questions regarding this Policy, or the securities laws in general, should be addressed to the General Counsel of the Company (the “General Counsel”) or the Associate General Counsel, Corporate.

This policy is divided into two parts. The first part prohibits trading in certain circumstances and applies to all directors, elected and appointed officers and employees of the Company. The second part imposes additional trading restrictions and applies to all (i) directors of the Company, (ii) elected and appointed officers of the Company and (iii) the additional employees designated by the General Counsel or his delegate from time to time as having regular exposure to material non-public information about the Company (all such persons will receive communication from the General Counsel or his delegate informing them of their status, and will be listed on a schedule kept in the Company’s Law Department) (collectively, “Covered Persons”).

Failure to comply with this Policy may result in sanctions, including the loss of your job as well as substantial civil and criminal penalties. Please read this Policy carefully and keep it in your files for future reference. The Company may require you to confirm from time to time that you have reviewed this Policy and are in compliance.

PART I

(Applicable to all directors, officers and employees of the Company)

It is the Company’s policy that a director, officer or other employee (or a related person of any of such persons) who has material, non-public information (defined below) relating to the Company may not buy or sell securities of the Company while in possession of such material, non-public information, or engage in any other action to take advantage of, or pass on to others, that information. It makes no difference whether or not you relied upon or used material non-public information in deciding to trade – if you are aware of material, non-public information about the Company the prohibition applies. Nor may anyone recommend the purchase or sale of securities of the Company while in possession of material, non-public information. This policy also applies to non-public information about any other company that is obtained in the course of your employment or directorship.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may seem necessary or justifiable (such as for the need to raise money for an emergency expenditure) or small transactions are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances.

What is Insider Trading?

Insider trading occurs when a person buys or sells the Company’s securities (or engages in other transactions, such as “swap” arrangements, that affect the person’s economic interest in the Company’s stock) while in the possession of material, non-public information about the Company. Insider trading is not confined to the Company’s securities. If, for example, an employee learns that a contract is about to be entered into with another public company, trading in the securities of that other company also is prohibited if the information is material to that company and not yet disclosed to the public.

Liability also can occur if this kind of information is passed on to a person (a practice known as “tipping”) who then trades in the security. Intent generally is not relevant. A casual comment made to another person could be a “tip,” even without knowledge or intent that the other person will trade in the securities. In essence, being in possession of material non-public information imposes an obligation not to disclose that information to an unauthorized person. This non-disclosure obligation is in addition to any confidentiality responsibilities you may have to the Company.

What Transactions are Covered by this Policy?

Transactions involving Company securities include, among others, (a) buying or selling Company securities on the open market, (b) selling shares purchased through the Company’s Employee Stock Purchase Plan (“ESPP”), (c) electing to contribute or changing contribution elections with regard to the Company stock in a Company plan (see below), and (d) electing to acquire shares through direct stock purchases or dividend reinvestments, changing dividend reinvestment elections or electing to sell shares held through a Company plan.

What Transactions are not Covered by this Policy?

This Policy does not apply to the following transactions, but only as described below: (However, directors, elected officers and the Chief Accounting Officer of the Company must nonetheless receive the pre-clearance described in Part II below for these transactions, in order for the Company to prepare any necessary filings with the Securities and Exchange Commission (the “SEC”)).

(a) The exercise of a stock option acquired pursuant to the Company’s Amended and Restated Omnibus Equity Compensation Plan, Stock Award Plan or any similar plan adopted by the Company (collectively, the “Equity Plans”), or the surrender of any of the Company’s securities to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable stock option agreement; provided, however, that this Policy does apply to any sale of the Company’s securities as part of a broker-assisted cashless exercise of a stock option, or any other market sale of the Company’s securities for the purposes of generating the cash needed to pay the exercise price of such option.

(b) The vesting of restricted stock granted under any of the Equity Plans, or the surrender of any shares of such restricted stock to the Company in satisfaction of any tax withholding obligations upon such vesting, in each case in a manner permitted by the applicable restricted stock agreement; provided, however, that this Policy does apply to any market sale of such restricted stock.

(c) Purchases of the Company’s securities in the Savings and Profit Sharing Plan for Salaried Employees (401(k) Plan), the Savings and Profit Sharing Plan for Hourly Employees (401(k) Plan), the ESPP or the Executive Deferred Compensation Plan (EDCP) resulting from any employee’s or officer’s contribution of money to such plan pursuant to his or her payroll deduction election; provided, however, that this Policy does apply to certain elections made under each such plan, including: (i) an election to increase or decrease the percentage of the periodic contribution that will be allocated to Company stock; (ii) an election to make an intra-plan transfer of an existing account balance into or out of a Company stock fund; (iii) an election to borrow money against such plan account if the loan will result in a liquidation of some or all of a Company stock fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to a Company stock fund.

(d) Purchases of the Company’s securities pursuant to the Company’s dividend reinvestment plan. This Policy does apply, however, to any voluntary purchase resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan.

(d) Any other purchase of the Company’s securities from the Company or sale of the Company’s securities to the Company.

(e) Bona fide gifts, unless the person making the gift has reason to believe that the recipient intends to sell the Company’s securities (i) while such person is aware of material non-public information or (ii) during a current closed trading period, if the person making the gift is a Covered Person; provided, however, that the pre-clearance requirements in Part II of this Policy are applicable to Covered Persons before a gift of Company securities can be made.

Who is an Insider and How Are Family Members Covered by this Policy?

Any person (directors, officers, other employees and non-employees alike) who is in possession of material, non-public information is an “insider” for purposes of these restrictions. You need not be included in the definition of “Covered Person” to be subject to the trading restrictions set forth in Part I of this Policy. Directors, officers and other employees are responsible for ensuring that members of their household and their immediate families comply with this Policy.

This Policy applies to your family members who reside with you (including a spouse (or comparable co-habitation relationship), a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws, in each case including adoptive relationships), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in securities of the Company are directed by you or are subject to your influence or control (collectively referred to as “Family Members”). You are responsible for the transactions of these persons and therefore should make them aware of the need to confer with you before they trade in securities of the Company, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not directed by, controlled by, influenced by or related to you or your Family Members.

What is Material Information?

Information about the Company is considered material if a reasonable person would attach importance to it in determining whether to buy, sell or hold the Company’s securities. This is a very fact-specific determination dependent on the surrounding circumstances. There is no “bright-line” test for what a reasonable investor would consider to be significant in making an investment decision. Thus, it is highly advisable that you base determinations of materiality on careful consultation with counsel. Information about the following could be material:

•
quarterly or annual earnings results;
•
earnings guidance, or changes to previously announced earnings guidance;
•
mergers, acquisitions, tender offers, joint ventures, divestitures or other changes in assets;
•
dividends;
•
the establishment of a repurchase program for the Company’s securities;
•
stock splits;
•
management changes or changes in control;
•
public or private sale of a significant amount of additional debt or equity securities;
•
major litigation;
•
significant labor disputes;
•
major plant closings;
•
establishment of a program to buy the Company’s shares;
•
the award of a significant contract;
•
new products or discoveries, or developments regarding customers or suppliers;
•
regulatory or safety concerns relating the Company’s products;
•
change in auditors or disagreements with auditors;
•
a significant cybersecurity incident; and
•
deterioration in the Company’s credit status.

This list is not exhaustive; if you are in doubt about whether information is material, do not trade in the Company’s securities and do not discuss the information outside of the Company unless and until the information becomes public through proper channels. Any questions regarding whether information is material should be directed immediately to the General Counsel or Associate General Counsel, Corporate. Bear in mind that your conduct will be viewed with the benefit of hindsight.

What is Non-Public Information?

An insider may trade only when he or she is certain that material information has been sufficiently publicized so that the public has had the opportunity to evaluate it. Thus, insider trading is not made permissible merely because material information is reflected in rumors or other unofficial statements in the press or marketplace. An insider may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of such information. As a normal rule, information is considered non-public until at least one full trading day has passed after the information is released by the Company to a national wire service, released through a webcast or conference call that is open to the public and that was announced, in advance, by a company press release transmitted through a national wire service, or filed with the SEC. For example, if an announcement is made on a Monday morning before the trading day begins, trading should not occur until Tuesday; however, if an announcement is made on a Monday during the trading day, trading should not occur until Wednesday. The General Counsel or Associate General Counsel, Corporate will know when information has been released to the public.

What about Post Employment Trading?

The portions of this Policy relating to trading while in possession of material, non-public information and the use or disclosure of that information continue to apply even after termination of employment or association with the Company. If you are aware of material, non-public information about the Company when your employment or other business relationship with the Company ends, you may not trade in the Company’s securities or disclose such information to anyone else until that information is made public or becomes no longer material.

What are the Penalties for Insider Trading?

A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who “tips” others by providing them with material non-public information may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million and three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1 million from a company and/or management and supervisory personnel as control persons.

Individuals also may be prohibited from serving as directors or officers of the Company or any other public company.

Also, government investigations of insider trading are extremely expensive, time-consuming and distracting, and can cost the Company and you personally thousands of dollars in legal fees and expenses.

These penalties are in addition to any sanctions the Company itself may impose, including dismissal for cause.

Additional Prohibited Transactions

The following transactions are also PROHIBITED for directors, officers and other employees (and your Family Members) (even if you are not in the possession of material, non-public information):

(a) “Short” sales of the Company’s stock (i.e., where a person borrows the Company’s stock, sells it and then buys the Company’s stock at a later date to replace the borrowed shares or where a person already has sufficient shares of the Company’s stock to sell, but does not deliver them until a later date).

(b) Buying, selling or writing puts or calls on the Company’s shares. A put is an option or right to sell a specific stock at a specific price prior to a set date, and a call is an option or right to buy a specific stock at a specific price prior to a set date. Call options are purchased when a person believes that the price of a stock will rise, while put options are purchased when a person believes that the price of a stock will fall. A person who writes a put or call assumes the responsibility to purchase Company stock if the put is exercised or sell Company stock if the call is exercised. Such a person is likely to write a put if the person believes the price of the stock will rise, and write a call if the person believes the price of the stock will fall.

(c) Participating in equity swap transactions involving Company stock. These transactions are generally designed to transfer the economic interest in Company shares to third parties, although not constituting a “sale” in the conventional sense. For example, a form of swap involves a contract under which a holder of Company stock agrees to exchange, or “swap” the return on the stock for a basket of equity securities or an interest rate based return.

(d) Purchasing Company shares on margin (i.e., paying less than 100% of the purchase price for the securities before receiving full ownership of the securities).

(e) Short-term trading in securities (i.e., securities held for less than six months). This prohibition does not preclude cashless/same-day-sale exercises of options. (This prohibition applies only to the Company’s directors, elected officers and the Chief Accounting Officer).

(f) Pledging Company shares or derivative securities as collateral for a loan or other benefit.

(g) Standing orders (i.e., a standing order placed with a broker to sell or purchase shares at a specified price) are prohibited when you are aware of material, non-public information, or during blackout periods if you are a Covered Person, unless the standing order is pursuant to a Rule 10b5-1 Trading Plan (as defined below) approved pursuant to the provisions of this Policy.

(h) Entering into any other form of hedging or monetizing transactions or similar arrangements or financial instruments with respect to Company securities (including, without limitation, prepaid variable forward contracts, equity swaps, collars, and exchange funds) that hedge or offset, or that are designed to hedge or offset, any decrease in the market value of the Company’s securities, either granted to the employee or director by the Company as part of the employee’s or directors compensation, or otherwise held, directly or indirectly, by the employee or director.

In addition to the prohibited transactions noted above, you are strongly discouraged from trading in the Company’s securities for short-term trading profits. Daily or frequent trading, which can be time-consuming and distracting, is strongly discouraged.

PART II

(Applicable to Covered Persons only – see definition above)

In addition to the prohibitions set forth in Part I above, Covered Persons and their Family Members may trade in Company securities only (i) during an open trading period, and (ii) upon receiving the necessary pre-clearance of the trade from the General Counsel or his or her delegate, as described below (unless they have entered into a 10b5-1 Trading Plan (as described below)).

Open and Closed Trading Periods

Quarterly Blackout Periods

Covered Persons are permitted to buy or sell securities of the Company only during an open trading period and when they are not in possession of material non-public information. Trading periods are closed beginning with the tenth trading day preceding the end of each fiscal quarter and remain closed until one full trading day following the release to the public of Company financial information. In other words, if the Company announces earnings at 7:30 a.m. on a Thursday (prior to the trading day beginning), Covered Persons may begin trading after the completion of a full trading day, or when the market opens for trading on Friday. If the Company announces earnings during the trading day on a Thursday, Covered Persons must wait until the following Monday to trade. (This assumes no New York Stock Exchange holidays on which trading is halted).

Other Blackout Periods

In addition, the Company may, from time to time, issue instructions advising designated personnel who are (or may be) in possession of material, non-public information relating to the Company that they may not for designated periods buy or sell securities of the Company, or that no such securities may be traded without the prior approval of the officer or officers designated in such notice, even if such transactions would otherwise occur during an open trading period. For example, in the event the Company’s Board of Directors meets during an open trading period, the Company may choose to halt trading by certain insiders during the trading days immediately before and after the meeting.

In addition, from time to time, the Company’s Board of Directors authorizes the Company to repurchase shares of its Common Stock, in the open market, in privately negotiated transactions, or otherwise (a “Company Repurchase Plan”). In addition to the other restrictions covered by this Policy, no Covered Person is permitted to buy or sell securities of the Company during the four business days prior to, or during the four business days following (i) the Company’s announcement of a Company Repurchase Plan, or (ii) the Company’s announcement of an increase to the amount of Common Stock that may be repurchased by the Company pursuant to an existing Company Repurchase Plan.

Pre-Clearance

In addition to only trading during an open trading period, all Covered Persons must first obtain pre-clearance for each trade from the General Counsel or his or her delegate.

In the case of the directors, elected officers and the Chief Accounting Officer of the Company, this pre-clearance process should commence at least two (2) trading days prior to initiating the transaction, to allow the Company to prepare necessary filings with the SEC, and each such person must notify the General Counsel or his or her delegate immediately following the sale, purchase or other transfer of the Company’s securities. Transactions requiring pre-clearance include stock plan transactions with a cashless/same-day-sale exercise, transfers in or out of Company stock in a plan, a gift, a contribution to a trust, and any other transfer of the Company’s securities.

Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

Please note that, as set forth above, even if pre-clearance is obtained, and the Company is in an open trading period, directors, officers and other Covered Persons may not trade at any time if they are in possession of material, non-public information relating to the Company.

10-b5-1 Trading Plan Exception

An exception to the open trading period timing limitation and pre-clearance obligation applies to transactions in compliance with SEC Rule 10b5-1. This rule provides a defense from insider trading liability if trades for the benefit of a person occur in accordance with a written contract, instruction or plan that meets specified conditions and was established during an open trading period and at a time when the person was not aware of material, non-public information (a “Rule 10b5-1 Trading Plan”).

A Rule 10b5-1 Trading Plan may specify the amount, price and date on which securities are to be purchased or sold or may provide a formula for determining amounts, prices and dates. Alternatively, it may specify trading parameters (for example, a provision that sales may be made only if the per share price exceeds a specified amount). In any case, the person entering into the Rule 10b5-1 Trading Plan may not exercise any subsequent influence with respect to the transactions and amending or terminating a plan once it is in place is strongly discouraged, and no transactions may commence until after the completion of a mandated “cooling off” period. In addition, if the person’s broker has the power to exercise discretion with regard to the transaction, the broker may not possess material non-public information about the Company at the time of the transaction.

There are a number of additional conditions and limitations affecting Rule 10b5-1 Trading Plans, including the Company’s execution and approval of any such plan, and the disclosure by the Company of any Rule 10b5-1 Trading Plan entered into by one of the Company’s officers or directors during any quarter. To comply with this Policy, a Rule 10b5-1 Trading Plan must be approved by the General Counsel or his or her delegate and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” which may be obtained from the General Counsel. Therefore, any Covered Person who wishes to enter into a Rule 10b5-1 Trading Plan must submit the plan for approval at least five days prior to the entry into the Rule 10b5-1 trading plan.

Additional Restrictions

Directors and elected officers also are reminded to be aware of the various restrictions on securities trading imposed under Section 16 of the Securities Exchange Act of 1934 and the applicable reporting requirements. These topics are outside the scope of this Policy but you may contact the General Counsel or the Associate General Counsel, Corporate with any questions you may have on these matters.

Please contact the General Counsel or the Associate General Counsel, Corporate with any questions you may have regarding this Policy, its application to a proposed transaction, or the requirements of applicable laws.

ADOPTED November 1, 2023